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                                                                     EXHIBIT 4.9

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY APPLICABLE STATE SECURITIES LAW. IT MAY NOT BE OFFERED FOR SALE OR SOLD IN THE ABSENCE OF: (1) REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND ANY APPLICABLE STATE SECURITIES LAWS, OR (2) APPLICABLE EXEMPTIONS FROM SUCH REGISTRATION REQUIREMENTS.


                      FAVORITE BRANDS INTERNATIONAL, INC.

                            10% SENIOR NOTE DUE 2005
                            ------------------------


$17,000,000.00                                                  October 22, 1998

     FOR VALUE RECEIVED, Favorite Brands International, Inc., a Delaware corporation ("Maker"), whose address is 25 Tri State International, Suite 400, Lincolnshire, Illinois 60069, promises to pay to TPG Partners, L.P., a Delaware limited partnership ("Payee"), at 201 Main Street, Suite 2420, Fort Worth, Texas 76102, the aggregate principal sum of SEVENTEEN MILLION AND NO/100 DOLLARS ($17,000,000.00), together with interest thereon at the rates hereinafter provided.

     Section 1. Interest. Interest on the principal amount of this Note shall be payable in cash at the rate of ten percent (10.00%) per annum (the "Interest Rate").

     Section 2. Payment. Principal of, and interest on, this Note shall be due and payable on November 20, 2005.

     Section 3. Method of Payment. Cash payments of principal, interest and other amounts due hereunder shall be made in lawful money of the United States of America by wire transfer of immediately available funds to the account of Payee designated in the records maintained by Maker (which account designation may be changed from time to time by Payee by written notice to Maker).

     Section 4. Default Interest. If any principal or interest is not paid within fifteen (15) days after the due date thereof, interest shall accrue on such unpaid amount at a default rate equal to the lesser of (a) five percent (5%) per annum above the Interest Rate or (b) the highest rate permitted under applicable law, until such amount is paid in full (the "Default Rate").

     Section 5. Prepayment. This Note may be prepaid by Maker in whole or in part at any time without prepayment premium or penalty. Any prepayment shall be credited first to accrued but unpaid interest and then to principal.
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     Section 6.  Defaults and Remedies.

          6.1 Events of Default. Any one or more of the following shall constitute an Event of Default hereunder: (a) default shall be made in the payment of the principal of, or interest on, this Note when and as the same shall become due and payable, whether at stated maturity, by acceleration, or otherwise; (b) Maker shall commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, or shall consent to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it, or shall make a general assignment for the benefit of creditors, or be generally unable to pay its debts as such debts become due; (c) an involuntary case or other proceeding shall be commenced against Maker seeking liquidation, reorganization or other relief with respect to it or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property or an order for relief shall be entered against Maker under the federal bankruptcy laws or the laws of the jurisdiction of organization of Maker as now or hereafter in effect, and such involuntary case or other proceeding or order shall remain undismissed or unstayed for a period of sixty (60) days, and if stayed, such involuntary case or other proceeding or order shall be dismissed upon termination of such stay; (d) default shall be made in the performance or observance of any other covenant, agreement or condition contained herein and such default shall have continued for a period of thirty (30) days after such default shall first have become known to Maker; or (e) a default shall occur that results in acceleration under the terms and provisions of that certain Credit Agreement, dated as of May 19, 1998, by and among Maker, Favorite Brands International Holding Corp., Bank of America National Trust and Savings Association, as documentation and co-syndication agent, The Chase Manhattan Bank, as letter of credit issuing bank, swingline lender, administrative agent (including any successors thereto, the "Administrative Agent") and co-syndication agent, and the several banks and other financial institutions party thereto, as amended (the "Credit Agreement").

          6.2 Acceleration. If (a) an Event of Default shall occur pursuant to Sections 6.1(b) or (c), the principal of, and accrued interest on, and all other amounts due under this Note shall become immediately due and payable, and (b) any other Event of Default shall occur, the principal of, and accrued interest on, and all other amounts due under, this Note shall become immediately due and payable upon notice by Payee to Maker. Notwithstanding the foregoing, (y) principal of, interest on and other amounts due under this Note may not be accelerated as a result of the Event of Default described in Section 6.1(d) unless the Administrative Agent under the Credit Agreement has received at least five business days' actual notice thereof, and (z) no remedies may be exercised by Payee after acceleration of the amounts due under this Note as a result of an Event of Default described in Sections 6.1(b) or (c) unless the Administrative Agent under the Credit Agreement has received at least five business days' actual notice thereof.

          6.3 Waiver of Presentment, Etc. Maker hereby waives presentment, demand, protest or notice of any kind (including, without limitation, demands for payment, notice of intention to accelerate maturity and presentment for acceleration of maturity, notice of

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acceleration, protest, notice of protest and nonpayment or dishonor, diligence in collection, and grace) in connection with this Note, and consents to all extensions without notice for any periods of time and partial payments, before or after maturity, without prejudice to Payee.

     Section 7. Covenants. Maker covenants and agrees that on and after the date hereof, so long as this Note shall be outstanding:

          7.1 Payment of Note. Maker shall pay the principal of and interest on this Note on the dates and in the manner provided herein.

          7.2 Legal Existence. Maker shall do or cause to be done all things necessary to preserve and keep in full force and effect its legal existence.

     Section 8.  Miscellaneous.

          8.1 No Waiver. It is expressly agreed that any waiver by Payee of any item or provision hereof or of any right, remedy or option under this Note shall not be controlling, nor shall it prevent or estop Payee from thereafter enforcing such term, provision, right, remedy or option in any other instance, and neither the failure or refusal of Payee to insist in any one or more instances upon the strict performance of this Note, nor the acceptance by Payee of any payment less than the amount then due hereunder, shall be construed as a waiver or relinquishment for the future of any such term or provision or the amount remaining due, but the same shall continue in full force and effect, it being understood and agreed that Payee's rights, remedies and options under this Note are and shall be cumulative and are in addition to all of the rights, remedies and options of Payee in law or in equity, or under any other agreement.

          8.2 Savings Clause. If at any time the Interest Rate or Default Rate, together with all fees and charges, if any, contracted for, charged, received, taken or reserved by Payee in connection with this Note that may be treated as interest under applicable law (collectively, the "Charges"), computed over the full term of this Note, exceeds the maximum lawful rate (the "Maximum Rate") which may be contracted for, charged, taken, received or reserved by Payee in accordance with the laws of the State of Texas from time to time in effect, except to the extent federal law permits Payee to contract for, charge or receive a greater amount of interest, due credit being given for all charges made in connection with this Note that may be treated as interest under applicable law, the rate of interest payable hereunder, together with all Charges, shall be limited to the Maximum Rate; provided, however, that upon any subsequent increase in the Maximum Rate from time to time, the interest charged on the unpaid principal amount of this Note shall remain equal to the Maximum Rate, and any subsequent reduction in the Interest Rate shall not reduce the rate borne by this Note, until the total amount of interest earned hereunder, together with all Charges, equals the total amount of interest which would have accrued at the Interest Rate if the Interest Rate had at all times been in effect; and provided, further, that if at maturity or final payment of this Note the total amount of interest paid or accrued under the foregoing provisions is less than the total amount of interest which would have accrued if the Interest Rate had at all times been in effect, Maker agrees to pay Payee, to the extent allowed by the then applicable law, an amount equal to the difference between
(a) the lesser of (i) the amount of interest which would have been accrued on this Note if the Maximum Rate had at all times been in effect, and (ii) the

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amount of interest which would have accrued if the Interest Rate had at all times been in effect, and (b) the amount of interest actually accrued in accordance with the provisions of this Note.

          8.3 Representation. Maker represents and warrants to Payee that the sole shareholder of Maker is Favorite Brands International Holding Corp., a Delaware corporation.

          8.4 Amendments; Binding Effect. Subject to, for so long as the Credit Agreement remains in effect, the provisions of Section 8.26 of the Credit Agreement, this Note may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. This Note shall be binding upon the successors, permitted assigns and legal representatives of Maker.

          8.5 Assignment; Entire Agreement. Neither Maker nor Payee may assign its rights under this Note or any interest therein without the prior written consent of the other party, except that Payee shall be permitted to assign its rights hereunder, in whole or in part, to any of its partners or affiliates and Payee may grant participations in all or any portion of its rights and obligations under this Note to one or more of the shareholders of Maker. This Note constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

          8.6 Notices. All notices hereunder shall be in writing (including prepaid overnight courier, facsimile transmission or similar writing) and shall be delivered to Maker at its address set forth in the first paragraph of this Note and to Payee at its address set forth in the first paragraph of this Note or at such other address as shall be specified by like notice to Payee or Maker as applicable. All notices shall be deemed given as of the date when such notice is first delivered by hand or sent by telecopier (receipt confirmed, with a copy simultaneously mailed registered mail), one day after depositing for delivery, fee prepaid, with a Federal Express or similar overnight deliver service and five days after mailing, postage prepaid and properly addressed in the U.S. mails.

          8.7 Governing Law. This Note shall be governed by, and the terms and provisions hereof and the rights and duties created hereby shall be interpreted, construed and enforced in accordance with, the laws of the State of Texas, without giving effect to conflicts of law provisions.

          8.8 WAIVER OF JURY TRIAL. THE MAKER AND PAYEE HEREBY IRREVOCABLY WAIVE ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS NOTE OR THE TRANSACTIONS CONTEMPLATED HEREBY.


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     IN WITNESS WHEREOF, Maker has caused this 10% Senior Note Due 2005 to be executed and delivered by its duly authorized officer, as of the day and year and at the place first above written.

                                     FAVORITE BRANDS INTERNATIONAL, INC.


                                     By: __________________________________
                                     Name: ________________________________
                                     Title: _______________________________

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